                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                              AETERNA ZENTARIS INC.
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                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F ________    Form 40-F   X
                                                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes ______     No   X
                                            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                 DOCUMENTS INDEX

Documents Description

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1. Press release dated February 22, 2006: AEterna Zentaris to report future financial results in U.S. dollars
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                                                        AETERNA ZENTARIS LOGO



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                          PRESS RELEASE
                                                          For immediate release




AETERNA ZENTARIS TO REPORT FUTURE FINANCIAL RESULTS IN U.S. DOLLARS


QUEBEC (CANADA), FEBRUARY 22, 2006 - AEterna Zentaris Inc. (TSX: AEZ, NASDAQ:AEZS) today announced that, as of the fourth quarter of fiscal year 2005, it will report its financial results and financial position in U.S. dollars. Accordingly, all of the Company's assets and liabilities outside the United States will be translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses will be translated at the average rate in effect during the period. Gains and losses will be included in cumulative translation adjustments account in the shareholders' equity. Finally, the functional currencies of the Company and each of its subsidiaries remain unchanged.

"Our Board of Directors has approved the change in reporting currency in U.S. dollars since most of our consolidated activities are conducted in U.S. dollars, which better reflects the Company's true operating results and financial position," stated Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic

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conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


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CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
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INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
(908) 996-3154
jenene.thomas@aeternazentaris.com
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                              AETERNA ZENTARIS INC.


Date: February 27, 2006       By:/s/Mario Paradis
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                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary